

April 1, 2013

Via E-mail
Megan Parisi
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

> **Re:** **Harvard Illinois Bancorp, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 27, 2013 By Stilwell Value Partners II, L.P., et al.**
> **File No. 000-53935**

Dear Ms. Parisi:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement

1.   We reissue prior comment 3 in part. We note that simply characterizing your disclosure as an opinion is not sufficient. Our prior comment also sought support for your statements. With respect to the second bullet point, it is unclear how your nominees are "shareholder-friendly." It is also unclear how your nominees' experience would be specifically helpful in addressing the challenges posed by the MOU. Is either candidate's experience specifically in the banking industry or otherwise related to the OTS regulatory system?

Proposal Number 1: Election of Directors, page 3

2.   We note your response to prior comment 7 in our letter dated March 25, 2013. However, we are unable to concur in your view that the required receipt of board, regulatory and shareholder approval for a change in control or similar event involving the Company negates any conflict of interest on the part of your nominees in connection with their

stock option arrangements. Please revise your disclosure to discuss the conflict of interest that your nominees may have with shareholders given their financial interest in the event of a change in control.

Proposal Number 2: Advisory (Non-binding) Vote on Executive Compensation, page 4

3.   We note your revised disclosure on page 4 in response to prior comment 9 in our letter dated March 25, 2013. Please further revise to specifically explain the rationale for your belief that proposal no. 2 does not hold the executive officers "accountable for the Company's sub-par performance." Is there a particular element of compensation, including any particular changes to compensation from 2011 to 2012, that you believe supports a recommendation not to approve the executive compensation?

Please contact David Lin, Attorney-Advisor, at (202) 551-3552 or Daniel F. Duchovny, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3619 with any questions. If you require further assistance, you may contact me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Via E-mail
        Spencer L. Schneider, Esq.